

OFFERING MEMORANDUM

facilitated by



High Low & Co. LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	High Low & Co. LLC
State of Organization	AZ
Date of Formation	01/01/2022
Entity Type	Limited Liability Company
Street Address	2869 E Fairmount Ave, Phoenix AZ, 85016
Website Address	kidsisterphx.com

(B) Directors and Officers of the Company

Key Person	Dejanee Lambert

Position with the Company
 	
       Title
     First Year
	
	Owner
	2022

Other business experience (last three years)	AREAS OF EXPERTISE: PROJECT MANAGEMENT, BUSINESS STRATEGY, ACCOUNTING, FOOD & BEVERAGE, BUDGETS & CONTRACTS, COMMUNITY OUTREACH NOTEWORTHY EXPERIENCE: Substance Use Program Contract Analyst at Maricopa County Department of Public Health in Phoenix, AZ; Director of Client Services at JJMansfield in Phoenix, AZ; Office Manager at JJMansfield in Phoenix, AZ; Server at Blanco in Phoenix, AZ; Server at Wildflower in Tucson, AZ. ACCOLADES & EDUCATION LEVEL 2 AWARD IN WINES, WINE & SPIRITS EDUCATION TRUST (WSET) 2022 MASTERS OF PUBLIC HEALTH (MPH), UNIVERSITY OF ARIZONA 2018 B.S. // VETERINARY MEDICINE, UNIVERSITY OF ARIZONA 2015

Key Person	Courtney Lewandrowski

Position with the Company
 	
                Title
          First Year
	Owner
	2022

Other business experience (last three years)	AREAS OF EXPERTISE: HOSPITALITY, FOOD & BEVERAGE, WINE PRODUCTION, ACCOUNTING, HUMAN RESOURCES NOTEWORTHY EXPERIENCE: Maître d and Server at Valentine in Phoenix, AZ; Accounting Associate at JJMansfield in Phoenix, AZ; Assistant Director of Hospitality at RdV Vineyards in Delaplane, VA; Hospitality Associate at RdV Vineyards in Delaplane, VA; Area Sales Manager at Kimpton Hotels in Washington, D.C. ACCOLADES & EDUCATION LEVEL 4 DIPLOMA IN WINES, WINE & SPIRITS EDUCATION TRUST (WSET) IN PROGRESS LEVEL 3 AWARD IN WINES, WINE & SPIRITS EDUCATION TRUST (WSET) 2018 CERTIFICATE OF TERRIOR & VINEYARD MANAGEMENT, UNIVERSITÉ DE BORDEAUX 2018

Key Person	Casey Lewandrowski
Position with the Company Title First Year	 Owner 2022
Other business experience (last three years)	AREAS OF EXPERTISE: BUSINESS STRATEGY, ACCOUNTING, BRANDING, ADVERTISING, PROJECT MANAGEMENT, HOSPITALITY, DIGITAL MARKETING, SYSTEMS & OPERATIONS NOTEWORTHY EXPERIENCE: Director of Operations at JJMansfield in Phoenix, AZ; Marketing Community Manager at The Cosmopolitan of Las Vegas in Las Vegas, NV; Web & Social Media Producer at The Cosmopolitan of Las Vegas in Las Vegas, NV; Account Coordinator, Toyota at Saatchi & Saatchi in Portland, OR. ACCOLADES & EDUCATION LEVEL 2 AWARD IN WINES, WINE & SPIRITS EDUCATION TRUST (WSET) 2022 CERTIFICATE OF FOOD & BEVERAGE MANAGEMENT, ECORNELL 2021 B.A. // COMMUNICATION, UNIVERSITY OF ARIZONA 2015

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Dejanee Lambert	20%
Courtney Lewandrowski	40%
Casey Lewandrowski	40%

(D) The Company's Business and Business Plan

social entrepreneurship

Kid Sister is a for-profit entity but remains intentional both in operating practices and in the creation of business initiatives which positively impact the local community and span three major categories:

- Food Waste & Food Insecurity

- Eco-Consciousness

- Social Justice & Equitable Pay

food waste and food insecurity

Kid Sister is committed to reducing food waste and will remain thoughtful in the purchasing of food inventory.

FUTURE PROGRAMS AND INITIATIVES

- Community Fridge

- Mobile Food Markets

- Recycle The City Compost Program

eco-consciousness

Because there is power in how dollars are spent, Kid Sister chooses vendors across all areas of operations who prioritize the environment in their own practices.

OTHER OPPORTUNITIES FOR ENVIRONMENTAL CONSCIOUSNESS

- Renovation of interior space & patio landscaping

- Implementing a recycling program

- Choosing energy-efficient appliances, windows, and lighting

social justice

Kid Sister believes everyone deserves equal economic, political, and social rights and opportunities. This starts with hiring practices and company culture.

A COMMITMENT TO THE FOLLOWING HIRING PRACTICES

- Paying all employees a livable wage with benefits and healthcare

- Implementing a tip pool inclusive of both front-of-house and back-of-house staff

OTHER WAYS KID SISTER MAKES AN IMPACT CLOSE TO HOME

- Implementing a profit-sharing program for salaried employees

- Community voter participation events/incentives

The Menu

Kid Sister is influenced by other chef-driven wine bars in New York, San Francisco, Los Angeles, and beyond. A delicate balance of technique and simplicity, inventive but familiar. There isn't a dedicated genre of cuisine.

- Kid Sister's menu is small, eight to ten dishes. Split into thirds, with each section gradually increasing in size.
- The entire menu is built to be shared, encouraging guests to order multiple dishes. Dishes move with the season and rotate in and out, giving guests a chance to experience something different each time they dine.
- Kid Sister stays up on current food trends and techniques, pulling inspiration from all over to make something exciting, challenging, and special for guests.

Kid Sister is a Central Phoenix restaurant & wine bar featuring a chef-driven menu in a snug space.

The restaurant is compact and cozy with a mix of lounge seating and bistro tables.

Free-flowing conversations are encouraged between staff and guests, with a focus on educating on both the menu and wine.

Come for a glass of wine, stay for a snack, or enjoy a full meal.

WINE PROGRAM'S INSPIRATION & DIRECTION

- Kid Sister has a unique and ever-changing wine program developed through a culmination of experiences in varying wine-centric settings.
- Through a carefully sourced rotating glass list, as well as a 70-100 bottle list, there are options to satisfy guests of any knowledge level. Because the list constantly evolves, guests are encouraged to experiment.
- Creating an approachable environment to learn about – or just enjoy – wine is a key component of the program and brand.

The Team

Courtney Lewandrowski, Owner & General Manager

AREAS OF EXPERTISE: HOSPITALITY, FOOD & BEVERAGE, WINE PRODUCTION, ACCOUNTING, HUMAN RESOURCES

NOTEWORTHY EXPERIENCE: Maître d and Server at Valentine in Phoenix, AZ; Accounting Associate at JJMansfield in Phoenix, AZ; Assistant Director of Hospitality at RdV Vineyards in Delaplane, VA; Hospitality Associate at RdV Vineyards in Delaplane, VA; Area Sales Manager at Kimpton Hotels in Washington, D.C.

ACCOLADES & EDUCATION

- LEVEL 4 DIPLOMA IN WINES, WINE & SPIRITS EDUCATION TRUST (WSET) IN PROGRESS
- LEVEL 3 AWARD IN WINES, WINE & SPIRITS EDUCATION TRUST (WSET) 2018
- CERTIFICATE OF TERRIOR & VINEYARD MANAGEMENT, UNIVERSITÉ DE BORDEAUX 2018

Dej Lambert, Owner

AREAS OF EXPERTISE: PROJECT MANAGEMENT, BUSINESS STRATEGY, ACCOUNTING, FOOD & BEVERAGE, BUDGETS & CONTRACTS, COMMUNITY OUTREACH

NOTEWORTHY EXPERIENCE: Substance Use Program Contract Analyst at Maricopa County Department of Public Health in Phoenix, AZ; Director of Client Services at JJMansfield in Phoenix,

AZ; Office Manager at JJMansfield in Phoenix, AZ; Server at Blanco in Phoenix, AZ; Server at Wildflower in Tucson, AZ.

ACCOLADES & EDUCATION

- LEVEL 2 AWARD IN WINES, WINE & SPIRITS EDUCATION TRUST (WSET) 2022

- MASTERS OF PUBLIC HEALTH (MPH), UNIVERSITY OF ARIZONA 2018

- B.S. // VETERINARY MEDICINE, UNIVERSITY OF ARIZONA 2015

Casey Lewandrowski, Owner & Business Manager

AREAS OF EXPERTISE: BUSINESS STRATEGY, ACCOUNTING, BRANDING, ADVERTISING, PROJECT MANAGEMENT, HOSPITALITY, DIGITAL MARKETING, SYSTEMS & OPERATIONS

NOTEWORTHY EXPERIENCE: Director of Operations at JJMansfield in Phoenix, AZ; Marketing Community Manager at The Cosmopolitan of Las Vegas in Las Vegas, NV; Web & Social Media Producer at The Cosmopolitan of Las Vegas in Las Vegas, NV; Account Coordinator, Toyota at Saatchi & Saatchi in Portland, OR.

ACCOLADES & EDUCATION

- LEVEL 2 AWARD IN WINES, WINE & SPIRITS EDUCATION TRUST (WSET) 2022

- CERTIFICATE OF FOOD & BEVERAGE MANAGEMENT, ECORNELL 2021

- B.A. // COMMUNICATION, UNIVERSITY OF ARIZONA 2015

Isaac Mendoza, Head Chef

AREAS OF EXPERTISE: RESTAURANT OPERATIONS & MANAGEMENT, STAFF TRAINING, PURCHASING & PRICING, MENU DEVELOPMENT, LOCAL & SUSTAINABLE SUPPLY CHAIN MANAGEMENT, JAPANESE & MEXICAN CUISINE

NOTEWORTHY EXPERIENCE: Chef de Cuisine at Restaurant Progress in Phoenix, AZ; Sous Chef at L'Oca d'Oro and Odd Duck in Austin, TX; Line Cook at The Carpenter's Hall in Austin, TX; and Sous Chef at Uchi in Houston, TX.

Volunteered with Good Work Austin, a group focused on supporting small business and feeding communities facing food insecurity. Through a partnership with World Central Kitchen, helped to provide 700 meals a day to those struggling during the pandemic & Texas ice storms in 2021.

ACCOLADES & EDUCATION

- WORKED FOR BRYCE GILMORE, 8 TIME JAMES BEARD NOMINATED, BEST CHEF SOUTHWEST CATEGORY 2019

- SOUS CHEF IN TYSON COLE'S HAI HOSPITALITY GROUP, JAMES BEARD WINNER, BEST CHEF SOUTHWEST 2018

- AAS // CULINARY ARTS, PHOENIX COMMUNITY COLLEGE 2015

Zac Adcox, Beverage ManSommelier

AREAS OF EXPERTISE: RESTAURANT OPERATIONS & MANAGEMENT, WINE EDUCATION, SALES,

BEVERAGE PROGRAM DEVELOPMENT, PURCHASING & PRICING

NOTEWORTHY EXPERIENCE: Server & Sommelier at La Cuchara in Baltimore, MD; General Manager (GM) & Sommelier at Blood & Sand in St. Louis, MO; GM & Sommelier at Reeds American Table in St Louis, MO; GM & Beverage Director at iNDO in St Louis, MO; GM & Sommelier at Restaurant Progress / The Montecito Bottle Shop in Phoenix, AZ

ACCOLADES & EDUCATION

- ADVANCED SOMMELIER, COURT OF MASTER SOMMELIERS 2020

- WORKED & STUDIED UNDER MASTER SOMMELIER, ANDREY IVANOV 2017-2020

- AAS // CULINARY & BEVERAGE MANAGEMENT, HOWARD COMMUNITY COLLEGE 2015

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 5 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$30,000
Offering Deadline	August 25, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section

(K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$75,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Renovations and Build-Out	$27,975	$50,000
Cash Reserve	$0	$19,937
Mainvest Compensation	$2,025	$5,063
TOTAL	$30,000	$75,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five

business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.4 - 3.5%[2]
Payment Deadline	2028-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.71%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.4% and a maximum rate of 3.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$30,000	1.4%
$41,250	1.9%
$52,500	2.5%
$63,750	3.0%
$75,000	3.5%

[3] To reward early participation, the investors who contribute the first $30,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $30,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Dejanee Lambert	20%
Courtney Lewandrowski	40%
Casey Lewandrowski	40%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the

Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Convertible Note #1	$10,000	6.5%	12/31/2024	Interest will convert w/ equity.
Convertible Note #2	$20,000	6.5%	03/31/2025	Interest will convert w/ equity.
Convertible Note #3	$40,000	6.5%	03/31/2026	Interest is paid annually, with only principal converting to equity.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

Kid Sister forecasts the following milestones:

- Achieve $550,000 revenue per year by 2024.

- Achieve $30,000 profit per year by 2025.

Limited operating history

Kid Sister was established in January, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well. Kid Sister applied an Extension of Time To File Certain Business Income Tax, Information, and Other Returns for 2022.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$559,809	$750,231	$802,747	$842,883	$868,169
Cost of Goods Sold	$266,834	$353,283	$382,630	$401,760	$413,812
Gross Profit	$292,975	$396,948	$420,117	$441,123	$454,357
EXPENSES					
Rent	$37,230	$38,160	$39,114	$40,091	$41,093
Variable Labor	$78,729	$126,061	$126,061	$126,061	$126,061
Admin & General	$150,793	$185,466	$185,466	$185,466	$185,466
Utilities	$17,390	$17,824	$18,269	$18,725	$19,193
Operating Profit	$8,833	$29,437	$51,207	$70,780	$82,544

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V